UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 29, 2022

Commonwealth Thoroughbreds LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1450 North Broadway, Lexington KY 40505

(Full mailing address of principal executive offices)

859-977-0124

(Issuer’s telephone number, including area code)

Series Country Grammer, Series I Got A Gal, Series Pine Valley, Series Steinbeck, Series Swing Shift, Series We The People

Title of each class of securities issued pursuant to Regulation A

Item 9         Other Events

Notice of Late Filing

Commonwealth Thoroughbreds LLC, a Delaware series limited liability company (the “Company”), is filing this report to notify holders of units of interest in its various series that the Company does not expect to file its 2021 Annual Report on Form 1-K by the April 30, 2022 due date. The Company operates with a small staff, and a resignation during the first quarter adversely affected its financial reporting function during the customarily busy spring racing season. The Company has been actively seeking to fill the position, with a replacement hire starting May 2, 2022.

The Company currently plans to file the 2021 Annual Report before the end of May. It is anticipated that unlike the results of operations reported in the Company’s Annual Report for the year ended December 31, 2020, the earnings statements to be included in the 2021 Annual Report will reflect the closings of the first four of the Company’s series offerings and the results of racing activities by those series.

As of the date of this report, the Company has completed or terminated seven of its eight qualified offerings of units by its series. It is immediately suspending its one ongoing offering by Series I Got A Gal until the 2021 Annual Report can be filed. During the preceding 12 months the Company has filed its Semi-Annual Report due on September 30, 2021, and an Offering Supplement on March 7, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMONWEALTH THOROUGHBREDS LLC

Dated: April 29, 2022	By:	/s/ Brian Doxtator
Name: Brian Doxtator
Title: Chief Executive Officer